Shareholder Alert

Please vote against 4
Ratification of [eBay’s no better than average] Special Meeting Provisions

eBay management in effect said that the best way for shareholders to make a decision is for shareholders to read only the management reason to not improve an important shareholder right. And then to top things off management would spend shareholder money to advertise to its own shareholders the biased management opinion to not improve an important shareholder right. Management hired a $2 Billion law firm to prevent shareholders from voting on a proposal to improve the shareholder right to call a special meeting.

Management then substituted its own no better than average shadow proposal on its 2018 annual meeting proxy.

The shareholder proposal highlighting the need for an improved shareholder right to call a special meeting. Management insisted that its shareholders should be stuck with a no better than average right to call a special shareholder meeting. The Management shadow proposal 4 only gives one side of this important shareholder right – reasons to do without any improvement. Then management spent shareholder money to prop up its one-sided shadow proposal to limit this important shareholder right.

Vote against 4 because 4 could start a trend for the management (at any company that you invest in) to bump shareholder proposals asking for improved shareholder rights.

Please vote against 4
Ratification of [eBay’s no better than average] Special Meeting Provisions
John Chevedden
eBay shareholder since 2010

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.  The shareholder asks all shareholders to vote against 4 following the instructions provided in the management proxy mailing.